SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERMEC, INC.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

458786100

(CUSIP Number)

Steven A. Yadegari, Esq.
Executive Vice President and General Counsel
Cramer Rosenthal McGlynn, LLC
520 Madison Avenue, New York, NY 10022
(212) 326-5300

(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

July 25, 2012

(Date of Event Which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	458786100

1)	NAME OF REPORTING PERSON

Cramer Rosenthal McGlynn, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS	WC, PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	New York

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

7)	SOLE VOTING POWER	10,236,047

8)	SHARED VOTING POWER	0

9)	SOLE DISPOSITIVE POWER	10,706,294

10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,706,294

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	17.85%

14)	TYPE OF REPORTING PERSON	IA

The Schedule 13D filed with the Securities and Exchange Commission on May 25, 2012 (the “Initial 13D”), by the Reporting Person with respect to the shares of Common Stock, $0.01 par value (“Common Stock”), of Intermec, Inc. (“Intermec” or the “Company”), is hereby amended to furnish the additional information set forth herein. Except as indicated herein, the information set forth in the Initial 13D remains unchanged.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby amended by adding the following, which supplements the language found in Item 4 of the Initial 13D:

CRM commends the Company’s recently announced restructuring program, which should begin to improve the cost structure and competitiveness of Intermec.  However, CRM views these actions as only initial steps toward improving shareholder value, which taken alone will fall short of what is necessary.  CRM continues to urge management to expeditiously retain an investment banking firm in order to assist in evaluating strategic alternatives, including a sale of the Company.  As noted in our initial filing, it is our continuing view that a sale would be in the best interest of all constituents involved; not only long-term shareholders, but also for employees and customers who would benefit from the Company being part of a larger, more diverse organization. We note that another significant long-term shareholder has published similar opinions as our own and we encourage all shareholders to express their views directly to the Company’s management and to its board of directors.  We would further encourage the Company to publicly respond to these recommendations in due course.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended by replacing it in its entirety with the following:

(a) The aggregate percentage of the outstanding Common Stock of the Company reported owned is based upon 59,987,118 shares of Common Stock of the Company outstanding, as reported in the Company’s quarterly report on Form 10-Q filed on May 16, 2012.

As investment manager for the Advisory Clients CRM may be deemed to beneficially own the aggregate 10,706,294 shares held by the Advisory Clients. Such shares represent approximately 17.85% of the outstanding Common Stock of the Company.

(b) By virtue of CRM’s position as investment manager for the Advisory Clients, CRM may be deemed to possess the sole power to vote 10,236,047 shares of Common Stock held by the Advisory Clients and sole power to dispose of 10,706,294 shares of Common Stock held by the Advisory Clients. Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this Statement on Schedule 13D shall not be construed as an admission by CRM that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by the Advisory Clients.

(c) The following table sets forth all transactions with respect to shares of the Company’s Common Stock effected by CRM on behalf of its Advisory Clients since the filing of the Initial 13D.  All such transactions were purchases of shares of the Company’s Common Stock effected in the open market:

Purchases
Date	Shares	Average Price
7/26/2012	5,700	5.75
7/25/2012	150,000	5.5736
7/25/2012	74,450	5.5749
7/23/2012	15,960	5.62
7/17/2012	10,640	5.87
6/28/2012	31,000	6.14
6/21/2012	1,850	6.4357
6/19/2012	1,650	6.54
6/13/2012	1,800	6.5546
6/13/2012	4,100	6.50
6/12/2012	120,900	6.305
6/11/2012	35,900	6.4553
6/11/2012	125,000	6.4073
6/08/2012	2,700	6.2766
6/08/2012	49,800	6.2611
6/11/2012	500	6.4145
6/11/2012	500	6.415
6/11/2012	1,000	6.4149
6/11/2012	7,000	6.4149
6/07/2012	112,500	6.2166
6/07/2012	300	6.2367
6/07/2012	400	6.2506
6/07/2012	500	6.2469
6/07/2012	3,700	6.2521
6/06/2012	83,200	6.0029

Sold
Date	Shares	Average Price
7/23/2012	15,960	5.62
7/17/2012	10,640	5.87
6/20/2012	5,325	6.51

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2012

CRAMER ROSENTHAL MCGLYNN, LLC

	By:	/s/ Steven A. Yadegari
	Name:	Steven A. Yadegari
	Title:	Executive Vice President and General Counsel